COMMENTS RECEIVED ON 05/11/2021

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Environmental Bond Fund

POST-EFFECTIVE AMENDMENT NO. 159

1)

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of the fund's assets in environmental debt securities of all types and repurchase agreements for those securities.”

C:

Since the fund’s name includes “Environmental Bond,” the Staff requests we revise the 80% policy to state that the fund invests 80% of its assets in “bonds” rather than “debt securities.”

R:

The fund believes that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s maturity policy.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Environmental debt securities include debt securities of issuers that develop or provide products or services that seek to provide environmental solutions and/or support efforts to reduce their own environmental footprint, and debt securities that support environmental projects.”

C:

The Staff requests we revise the underlined disclosure to provide a more substantive criterion.

R:

We believe this definition of environmental debt securities is clear and provides shareholders with a narrative description of the investments that the fund intends to make as part of its principal investment strategies. We will add disclosure in the “Principal Investment Strategies” section of the Fund Summary that appears later in the statutory prospectus that further defines the universe of eligible securities for the fund:

“Environmental debt securities include issuers, including sovereign or government-related issuers, (i) contained in the Bloomberg Barclays MSCI Global Green Bond USD Index and/or (ii) that have an above average environmental score as categorized by MSCI or are rated low risk or better by Sustainalytics.”

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Environmental debt securities include debt securities of issuers that develop or provide products or services that seek to provide environmental solutions and/or support efforts to reduce their own environmental footprint, and debt securities that support environmental projects.”

C:

The Staff requests we provide a clearer definition of debt securities that support environmental projects.

R:

We believe the definition gives shareholders a clear and accurate picture of the fund’s principal investment strategy of investing in environmental debt securities.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose a clear definition of what “environmental” means.

R:

We believe the current disclosure reasonably and clearly defines environmental bonds. We therefore decline to modify the disclosure.

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile.”

C:

The Staff requests we disclose the fund’s strategy regarding foreign debt.

R:

The fund will add disclosure to its “Principal Investment Strategies” that indicates it invests in domestic and foreign issuers.

9)  “Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If investing in emerging markets securities is a principal investment strategy of the fund, the Staff requests we disclose and add appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current strategy and risk disclosure is appropriate.

10)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

11)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm if the fund will sell credit default swaps.

R:

If the fund enters into credit default swaps, the fund will typically buy credit protection as opposed to sell credit protection under such CDS. However, the fund is not precluded from selling credit protection as disclosed in the prospectus.

12)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we explain whether the fund uses a third-party data provider. If so, the Staff requests we disclose in the strategies section and add corresponding risks.

R:

The fund discloses that it defines its investible universe of environmental bonds to include those issuers, including sovereign or government-related issuers, (i) contained in the Bloomberg Barclays MSCI Global Green Bond USD Index and/or (ii) that have an above average environmental score as categorized by MSCI or are rated low risk or better by Sustainalytics. We will add risk disclosure under “Environmental Focus Risk” in “Principal Investment Risks” in the Investment Details section and shown below:

“When evaluating an issuer, the Adviser is dependent on information or data obtained through voluntary or third-party reporting that may be incomplete, inaccurate, or unavailable, which could cause the Adviser to incorrectly assess a company’s environmental practices.”

13)

C:

The Staff requests we disclose, where appropriate, how the fund will approach relevant ESG proxy issues for its portfolio companies.

R:

The fund believes that the existing disclosure in the SAI, which describes the proxy voting guidelines used to vote proxies for the fund, sufficiently describes how Fidelity will approach relevant ESG proxy voting issues. The disclosure includes references to how environmental proposals, corporate governance matters and social issues are considered. Accordingly, we decline to revise the disclosure.

14)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Since junk bonds will comprise up to 20% of the fund’s portfolio, the Staff requests we add a separate risk for junk bonds.

R:

We believe the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

15)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“The Adviser defines environmental debt securities to include debt securities of issuers that develop or provide products or services that seek to provide environmental solutions and/or support efforts to reduce their own environmental footprint, and debt securities that support environmental projects. Environmental debt securities include issuers, including sovereign or government-related issuers, (i) contained in the Bloomberg Barclays MSCI Global Green Bond USD Index and/or (ii) that have an above average environmental score as categorized by MSCI or are rated low risk or better by Sustainalytics.”

C:

The Staff requests we describe the fund’s due diligence practices in applying its screening criteria to portfolio companies. For example, does it perform its own independent analysis of issuers or does it rely on third-party screens? The Staff also requests we explain whether the fund’s ESG criteria are applied to every investment it makes or only to some of its investments and whether ESG is the exclusive factor considered or whether it is one of several factors. If the latter, the Staff requests we disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors and disclose whether there are any negative screens.

R:

As disclosed in “Principal Investment Strategies”, “[t]he Adviser normally invests at least 80% of the fund’s assets in environmental debt securities of all types and repurchase agreements for those securities.” The fund further discloses it defines the universe of eligible securities as those contained in the Bloomberg Barclays MSCI Global Green Bond USD Index and/or that have an above average environmental score as categorized by MSCI or are rated low risk or better by Sustainalytics. We believe the fund’s principal investment strategies are appropriately disclosed and, as such, have not modified the disclosure.

16)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(revised)

“The Adviser defines environmental debt securities to include debt securities of issuers that develop or provide products or services that seek to provide environmental solutions and/or support efforts to reduce their own environmental footprint, and debt securities that support environmental projects. Environmental debt securities include issuers, including sovereign or government-related issuers, (i) contained in the Bloomberg Barclays MSCI Global Green Bond USD Index and/or (ii) that have an above average environmental score as categorized by MSCI or are rated low risk or better by Sustainalytics.”

C:

The Staff requests we summarize the criteria and methodologies used by the fund’s data providers.

R:

We will add the following disclosure in the “Principal Investment Strategies” in the Investment Details section:

“MSCI and Sustainalytics each provide environmental scores that measure the ability of issuers to manage key risks and opportunities arising from environmental factors, such as climate change, pollution and waste, and opportunities in renewable energy. MSCI provides scores on a scale of 0-10, with 0 and 10 being the respective lowest and highest possible scores; Sustainalytics rates issuers on a scale of 0 to 50, with 0 representing negligible risk and 40+ representing severe risk. MSCI and Sustainalytics rate issuers according to their environmental practices and exposure to industry specific environmental risks relative to their peers. MSCI and Sustainalytics continuously assess issuers for their exposure to and management of environmental risks and opportunities based on data collected from company filings, public disclosures and other sources.”